

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

February 2, 2022

Patrick Bracewell
President and Chief Executive Officer
Forge Group, Inc.
8401 Connecticut Avenue, Suite 300
Chevy Chase, MD 20815

> **Re: Forge Group, Inc.**
> **Amendment No. 4 to**
> **Offering Statement on Form 1-A**
> **Filed January 28, 2022**
> **File No. 024-11534**

Dear Mr. Bracewell:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2022 letter.

Amendment No. 4 to Offering Statement on Form 1-A

General

1. We note the Offering Statement contains blanks for date the subscription offering will end, the date the completed stock order form and payment in full for the shares ordered must be received and the date the subscription rights will expire. We also note the date of the special meeting for approval of the plan of conversion is completed in the forepart and blank in the main document. Please complete these blanks in the next amendment or advise us of the specific reasons the dates cannot be completed.

2. In the first paragraph of the signature page, we note the reference to "Amendment No. 3"

to the Offering Statement, which appears to be a typographical error. Please revise.

Part I.
Item 1. Issuer Information, page 1

3.   We note your response to prior comment 1 and reissue in part. While Parts II. and III. of your Offering Statement consistently refer to Forge Group, Inc., your Part I. Item 1. Issuer Information of your Offering Statement continues to disclose "Amalgamated Specialty Group Holdings, Inc." as the current name of the issuer. Please revise or explain your disparity.

Parts II. and III.
The Conversion and Offering
Proposed Management Purchases, page 110

4.   We refer to prior comments 4 and 5 and your responses thereto. Please further revise to clarify that there are no agreements or obligations with respect to the intended share purchases by MCW, MCIF, or Roumell Opportunistic Value Fund, as your response letter appears to indicate.

Management
Executive Compensation, page 126

5.   We reference prior comment 8 and your revised disclosure. Your introductory sentence to each of the subsections headed "Summary Compensation Table" and "Director Compensation" continue to reference compensation information for 2020. Please refer to Item 11 of Part II of Form 1-A and provide updated director and executive officer compensation for your last completed fiscal year.

Amalgamated Casualty Insurance Company and Subsidiaries
Notes to the Condensed Consolidated Financial Statements, page F-58

6.   Please revise the ACIC notes for the interim June 30, 2021 period to be marked "unaudited."

Exhibits

7.   Please revise Exhibit 11.1 to include a signed consent from your independent auditors.

8.   We note that the consent of Boenning & Scattergood, Inc. filed as Exhibit 11.2 references "Form S-1" in the third sentence, which appears to be a typographical error. Please revise.

You may contact Bonnie Baynes at 202-551-4924 or Sharon Blume at 202-551- 3474 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Livingston at 202-551-3448 or David Lin at 202-551-3552 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance